Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
PRICING SUPPLEMENT
Dated June 11, 2015
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
ETF Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Autocallable Contingent Income Barrier Notes

▸ $5,000,000 Autocallable Contingent Income Barrier Notes linked to the SPDR® S&P® Oil & Gas Exploration and Production ETF

▸ Maturity of four years

▸ Quarterly contingent coupon payments at a rate of 6.00% per annum, payable if the closing price of the Reference Asset on the applicable Coupon Observation Date is greater than or equal to 60% of its Initial Price

▸ Contingent repayment of principal if the Reference Asset does not decrease by more than 40%

▸ Callable annually on or after June 14, 2016 if the value of the Reference Asset is at or above its Initial Price

▸ If the notes are not called and the Reference Asset has decreased by more than 40% on the Final Valuation Date, you will receive shares of the Reference Asset, in which case you will lose all or a portion of your principal

▸ All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Contingent Income Barrier Notes (each a "note" and collectively the "notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the notes. HSBC Securities (USA) Inc. will purchase the notes from us for distribution to other registered broker-dealers or will offer the notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-13 of this pricing supplement.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the notes on the Pricing Date is $946 per note, which is less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-6 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000	$15	$985
Total	$5,000,000	$75,000	$4,925,000

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% per $1,000 Principal Amount in connection with the distribution of the notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-13 of this pricing supplement.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.
Autocallable Contingent Income Barrier Notes
Linked to the SPDR® S&P® Oil & Gas Exploration and Production ETF



This pricing supplement relates to a single offering of Autocallable Contingent Income Barrier Notes. The notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and ETF Underlying Supplement. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo guaranteed interest payments and all dividend payments during the term of the notes and, if the notes are not automatically called and the Reference Return is less than -40%, lose up to 100% of your principal. In addition, the payment at maturity will not exceed the sum of the Principal Amount and the final coupon payment, if payable.**

This pricing supplement relates to an offering of notes linked to the performance of the SPDR® S&P® Oil & Gas Exploration and Production ETF (the "Reference Asset"). The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per note
Reference Asset:	The SPDR® S&P® Oil & Gas Exploration and Production ETF ("XOP")
Trade Date:	June 11, 2015
Pricing Date:	June 11, 2015
Original Issue Date:	June 16, 2015
Final Valuation Date:	June 12, 2019, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	June 17, 2019. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Call Feature:	If the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price on any Call Observation Date, the notes will be automatically called, and you will receive the Principal Amount plus the applicable Contingent Coupon on the corresponding Coupon Payment Date (the "Call Payment Date").
Call Observation Dates:	The 3rd scheduled trading day prior to the relevant Call Payment Date.
Call Payment Dates:	The 17th calendar day of each June, commencing on June 17, 2016, up to and including the Maturity Date. Call Payment Dates are subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Contingent Coupon Rate:	6.00% per annum, payable at 1.50% of the Principal Amount per quarter.
Contingent Coupon:	*If the Official Closing Price of the Reference Asset is greater than or equal to the Coupon Trigger on any Coupon Observation Date,* you will receive the Contingent Coupon on the applicable Coupon Payment Date.
	If the Official Closing Price of the Reference Asset is less than the Coupon Trigger on any Coupon Observation Date, the Contingent Coupon applicable to such Coupon Observation Date will not be payable and we will not make any payment to you on the relevant Coupon Payment Date.
	You may not receive any Contingent Coupon Payments over the term of the Notes.
Coupon Trigger:	$29.82, which is 60% of the Initial Price.
Coupon Observation Dates:	The 3rd scheduled trading day prior to the applicable Coupon Payment Date. The Coupon Observation Dates are subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Coupon Payment Dates:	The 17th calendar day of each March, June, September and December, commencing on September 17, 2015, up to an including the Maturity Date. Coupon Payment Dates are subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Payment at Maturity:	Unless the notes are automatically called, on the Maturity Date, for each note, we will pay you the Final Settlement Value and the final Contingent Coupon (if any).

Final Settlement Value:	***Unless the notes are automatically called, if the Final Price is greater than or equal to the Barrier Price,*** you will receive a cash payment of $1,000 per $1,000 Principal Amount of notes.
	Unless the notes are automatically called, if the Final Price is less than the Barrier Price, you will receive the Physical Delivery Amount in shares of the Reference Asset*. **In such a case, you may lose up to 100% of your Principal Amount.***
	If the Final Price is less than the Barrier Price, you will lose a significant portion, and could lose all, of your Principal Amount. Even with any Contingent Coupons that are paid, your yield on an investment in the notes may be negative.
Physical Delivery Amount:	A number of shares of the Reference Asset calculated by dividing the Principal Amount by the Initial Price of the Reference Asset. Fractional share amounts will be paid in cash and determined by multiplying the number of fractional shares by the Final Price of the Reference Asset. The Physical Delivery Amount is subject to adjustment as described in the accompanying ETF Underlying Supplement.
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Barrier Price:	$29.82, which is 60% of the Initial Price.
Initial Price:	$49.70, which was the Official Closing Price of the Reference Asset on the Pricing Date.
Final Price:	The Official Closing Price of the Reference Asset on the Final Valuation Date.
Official Closing Price:	The closing price of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the price displayed on Bloomberg Professional® service page "XOP <EQUITY>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable (subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement").
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40433BW20/US40433BW205
Estimated Initial Value:	The Estimated Initial Value of the notes is less than the price you pay to purchase the notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the notes in the secondary market, if any."

GENERAL

This pricing supplement relates to an offering of notes linked to the Reference Asset. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or ETF Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

‣ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

‣ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

‣ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

PAYMENT ON THE NOTES

Call Feature

The notes will be automatically called if the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price on any Call Observation Date. If the notes are automatically called, investors will receive on the corresponding Call Payment Date, a cash payment per $1,000 Principal Amount equal to 100% of the Principal Amount, together with the applicable Contingent Coupon.

Contingent Coupon

We will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Price of the Reference Asset on the applicable Coupon Observation Date is greater than or equal to the Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the notes, please see the section entitled "Recipients of Interest Payments" on page S-11 in the accompanying prospectus supplement. The Contingent Coupon Rate is 6.00% per annum, and if due, is payable in quarterly installments.

Maturity

Unless the notes are automatically called, on the Maturity Date, for each note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Final Price is greater than or equal to the Barrier Price, you will receive the principal amount of the notes.

If the Final Price is less than the Barrier Price, you will receive the Physical Delivery Amount in shares of the Reference Asset. In such a case, you may lose up to 100% of your Principal Amount.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

Reference Issuer

Select Sector SPDR Trust is the reference issuer.

INVESTOR SUITABILITY

The notes may be suitable for you if:

▶ You seek a contingent quarterly Coupon, based on the performance of the Reference Asset, that will be equal to the Contingent Coupon Rate if the Official Closing Price of the Reference Asset is greater than or equal to the Coupon Trigger on the applicable Coupon Observation Date.

▶ You do not seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis and receive shares of the Reference Asset if the notes are not automatically called and the Reference Return is less than -40%.

▶ You are willing to hold notes that will be automatically called on any Call Observation Date on which the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price, or you are otherwise willing to hold the notes to maturity.

▶ You are willing to be exposed to the possibility of early redemption.

▶ You are willing to accept the risk and return profile of the notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo guaranteed interest payments on the notes, and dividends or other distributions paid to holders of the Reference Asset.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the notes.

The notes may not be suitable for you if:

▶ You believe that the Official Closing Price of the Reference Asset will be less than the Coupon Barrier on most or all of the Coupon Observation Dates or that the Contingent Coupon will not provide you with your desired return.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis and receive shares of the Reference Asset if the notes are not automatically called and the Reference Return is less than -40%.

▶ You seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▶ You seek an investment that provides full return of principal.

▶ You are unable or unwilling to hold notes that will be automatically called on any Call Observation Date on which the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price, or you are otherwise unable or unwilling to hold the notes to maturity.

▶ You are unwilling to be exposed to the possibility of early redemption.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive guaranteed periodic interest payments on the notes, or the dividends or other distributions paid to holders of the Reference Asset.

▶ You seek an investment for which there will be an active secondary market.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and on page S-1 of the accompanying ETF Underlying Supplement. Investing in the notes is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "— General Risks Related to Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the notes may result in a loss.

If your notes are not automatically called, you will be fully exposed to the decline in the Final Price from the Initial Price if the Final Price is less than the Barrier Price. Accordingly, if the Reference Return is less than -40%, the Physical Delivery Amount that you will receive at maturity is expected to be worth significantly less than the Principal Amount of your notes. You may lose up to 100% of your Principal Amount at maturity if the Final Price is less than the Barrier Price. Even with any Contingent Coupons that are paid, your yield on an investment in the notes may be negative.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the notes. If the Official Closing Price of the Reference Asset on a Coupon Observation Date is less than the Coupon Trigger, we will not pay you the Contingent Coupon applicable to such Coupon Observation Date. If the Official Closing Price of the Reference Asset is less than the Coupon Trigger on each of the Coupon Observation Dates, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your notes.

Your return on the notes is limited to the principal amount plus the Contingent Coupons, if any, regardless of any appreciation in the price of the Reference Asset.

For each note, you will only receive $1,000 at maturity plus the Contingent Coupon if the Final Price is greater than or equal to the Barrier Price (and Coupon Trigger), regardless of any appreciation in the price of the Reference Asset, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the notes.

The amount payable on the notes is not linked to the price of the Reference Asset at any time other than the Coupon Observation Dates, including the Final Valuation Date.

The payments on the notes will be based on the Official Closing Price of the Reference Asset on the Coupon Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Asset is greater than or equal to the Coupon Trigger during the term of the notes other than on a Coupon Observation Date but then decreases on a Coupon Observation Date to a price that is less than the Coupon Trigger, no Contingent Coupon will be payable on the applicable Coupon Payment Date. Further, if the notes are not called, even if the price of the Reference Asset is greater than or equal to the Barrier Price during the term of the notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than the Barrier Price, the Payment at Maturity will be worth significantly less than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the notes may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

Changes that affect the Reference Asset will affect the market value of the notes and the amount you will receive at maturity.

The policies of the reference issuer of the Reference Asset concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference issuer takes account of certain changes affecting those constituents may affect the price of the Reference Asset. The policies of the reference issuer with respect to the calculation of the Reference Asset could also affect the price of the Reference Asset. The reference issuer may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the notes.

If the Physical Delivery Amount will be paid on the Notes, you will be subject to the price fluctuation of the Reference Asset after the Final Valuation Date.

If the Reference Return is less than -40% and we deliver to you the Physical Delivery Amount, the value of shares of the Reference Asset may further decrease between the Final Valuation Date and the Maturity Date, and you will incur additional losses to the extent of such decrease. In addition, there is no assurance that an active trading market will continue for shares of the Reference Asset or that there will be liquidity in that trading market.

The notes may be automatically called prior to the Maturity Date.

If the notes are automatically called early, the holding period over which you may receive coupon payments could be as little as twelve months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the notes.

The Estimated Initial Value of the notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the notes in the secondary market, if any.

The Estimated Initial Value of the notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We determined the value of the embedded derivatives in the notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

The price of your notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes and the costs associated with structuring and hedging our obligations under the notes. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

If we were to repurchase your notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 14 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the notes based on changes in market conditions and other factors that cannot be predicted.

The notes lack liquidity.

The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in the notes, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Owning the notes is not the same as owning the Reference Asset or the stocks included in the Underlying Index.

The return on your securities may not reflect the return you would realize if you actually owned the Reference Asset or stocks included in the Underlying Index. As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Reference Asset or the stocks included in the Underlying Index would have.

No affiliation with SPDR® S&P® Oil & Gas Exploration and Production ETF.

We are not affiliated with SPDR® S&P® Oil & Gas Exploration and Production ETF. We have not made any independent investigation of the adequacy or completeness of the information about SPDR® S&P® Oil & Gas Exploration and Production ETF contained in this pricing supplement. You should make your own investigation into the underlying shares and the SPDR® S&P® Oil & Gas Exploration and Production ETF. We are not responsible for the SPDR® S&P® Oil & Gas Exploration and Production ETF's public disclosure of information, whether contained in SEC filings or otherwise.

An investment in the notes is subject to risks associated with the oil and gas exploration and production sector.

All of the stocks held by the index fund are issued by companies in the oil and gas exploration and production sector. As a result, the stocks that will determine the performance of the underlying shares are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks held by the index fund, the return on the notes will be subject to certain risks associated with a direct equity investment in companies in the oil and gas exploration and production sector.

In addition, the stocks of companies in the oil and gas sector are subject to swift price fluctuations. The issuers of the stocks held by the index fund develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to oil and gas production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in this sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies' products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the prices of the stocks held by the index fund, the market price of the underlying shares, and the value of the notes.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price. We cannot predict the Final Price. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Price used in the table and examples below is not the actual Initial Price. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your notes. The payments on the notes may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC.

The following table and examples indicate how the Contingent Coupon and Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the notes. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Note" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount of notes to $1,000. The potential returns described here assume that your notes are held to maturity. You should consider carefully whether the notes are suitable to your investment goals. The following examples are based on the following terms:

▶ Principal Amount: $1,000

▶ Hypothetical Initial Price*: $50.00

▶ Hypothetical Physical Delivery Amount: 20 shares

▶ Barrier Price and Coupon Trigger: $30.00 (60% of the Initial Price)

▶ Contingent Coupon Rate*: 6.00% per annum (1.50% for each quarter in which it is payable). If the Official Closing Price of the Reference Asset on every Coupon Observation Date is greater than or equal to the Coupon Trigger, the Contingent Coupon paid over the term of the notes would total $240.00 per $1,000 Principal Amount of notes (if the notes are not called).

*The actual Initial Price and Contingent Coupon Rate are set forth on page PS-3 of this pricing supplement.

Summary of the Examples

	Notes Are Called on the Second Call Observation Date	Notes Are Not Called on Any Observation Date	
	Example 1	Example 2	Example 3
Initial Price	50	50	50
Official Closing Prices / Percentage Change on the Third Call Observation Date	60/20%	N/A	N/A
Official Closing Prices / Percentage Change on the Final Call Observation Date	N/A N/A	30/-20%	25/-50%
Number of Coupon Observation Dates on which the Official Closing Price of the Reference Asset >= Coupon Trigger / Total Number of Coupon Observation Dates	2/16	6/16	0/16
Contingent Coupon payment amounts over the term of the Notes	2 x $15.00 = $30.00	6 x $15.00 = $90.00	0.00 x $15.00= $0.00
Payment at Maturity	N/A	$1,000	Shares of the Reference Asset with a value of $500
Return of the Notes	3.00%	9.00%	-50.00%

Example 1—**The Official Closing Price of the Reference Asset on the second Call Observation Date is greater than or equal to the Initial Price and the Official Closing Price of the Reference Asset was greater than or equal to the Coupon Trigger on one prior Coupon Observation Date.**

Because the Official Closing Price of the Reference Asset on the third Call Observation Date is greater than or equal to the Initial Price, the notes will be called and you will receive $1,015.00 per note, reflecting the Principal Amount plus the Contingent Coupon. When added to the Contingent Coupon payment of $15.00 received in respect of the prior Coupon Observation Date, we will have paid you a total of $1,030.00 per note, resulting in a 3.00% return on the notes.

Example 2— **The notes are not called, the Final Price is greater than or equal to the Barrier Price, and the Official Closing Price of the Reference Asset was greater than or equal to the Coupon Trigger on six of the sixteen Coupon Observation Dates.**

Because the Final Price is greater than or equal to the Barrier Price, you will receive $1,000 per $1,000 in Principal Amount.

When added to the Contingent Coupon payments of $90.00 received in respect of prior Observation Dates and the Final Valuation Date, we will have paid you a total of $1,090.00 per note, resulting in a 9.00% return on the notes.

Example 3— **The notes are not called, the Final Price is less than the Barrier Price, and the Official Closing Price of the Reference Asset was not greater than or equal to the Coupon Trigger on any Coupon Observation Date.**

Because the Final Price of the Reference Asset is less than the Barrier Price, you will receive the Physical Delivery Amount, consisting of 20 shares of the Reference Asset. These shares would have a value of $500 on the Final Valuation Date.

Because there was no Contingent Coupon payable in respect of the prior Coupon Observation Dates, your receipt of the Physical Delivery Amount results in a -50.00% return on the notes.

If the notes are not called and the Final Price is less than the Barrier Price, you will be exposed to any decrease in the price of the Reference Asset on a 1:1 basis and could lose up to 100% of your principal at maturity. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

INFORMATION RELATING TO THE REFERENCE ASSET

The XOP is an investment portfolio maintained and managed by SSgA Funds Management, Inc. ("SSFM"). The XOP trades on the NYSE Arca under the ticker symbol "XOP." The inception date of the SPDR® S&P Oil & Gas Exploration and Production ETF is June 19, 2006. Prior to January 8, 2007, the XOP was known as the SPDR® Oil & Gas Exploration and Production ETF.

Information provided to or filed with the SEC by the SPDR® Series Trust under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC's website at http://www.sec.gov. Additional information about SSFM and the XOP may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The XOP seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Oil & Gas Exploration and Production Select Industry® Index. The underlying index represents the oil and gas exploration and production sub-industry portion of the S&P Total Market Index ("S&P TMI"), an index that measures the performance of the U.S. equity market. The XOP is composed of companies that are in the oil and gas sector exploration and production.

The XOP utilizes a "replication" investment approach in attempting to track the performance of the underlying index. The XOP typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. XOP will normally invest at least 80% of its total assets in common stocks that comprise the underlying index.

The information above was compiled from the SPDR® website. We have not independently investigated the accuracy of that information. Information contained in the SPDR® website is not incorporated by reference in, and should not be considered a part of, this document.

The Underlying Index

We have derived all information contained in this document regarding the underlying index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Index Sponsor.

The underlying index is an equal-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the underlying index is a constituent company within the oil and gas exploration and production sub-industry portion of the S&P TMI.

To be eligible for inclusion in the underlying index, companies must be in the S&P TMI, must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

1. float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

2. float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.

Eligibility factors include:

Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing.

Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Takeover Restrictions: At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.

Turnover: S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.

Historical Performance of the XOP

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing prices from January 1, 2008 to June 11, 2015, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical prices of the Reference Asset should not be taken as an indication of future performance.



Quarter Begin	Quarter End	(Intraday) Quarterly High	(Intraday) Quarterly Low	Quarterly Close
1/2/2008	3/31/2008	$55.97	$42.35	$53.73
4/1/2008	6/30/2008	$71.61	$53.24	$70.15
7/1/2008	9/30/2008	$73.04	$40.88	$44.83
10/1/2008	12/31/2008	$44.27	$22.89	$29.64
1/2/2009	3/31/2009	$34.62	$23.02	$26.60
4/1/2009	6/30/2009	$38.88	$26.22	$31.72
7/1/2009	9/30/2009	$40.22	$27.91	$38.62
10/1/2009	12/31/2009	$44.17	$36.18	$41.21
1/4/2010	3/31/2010	$44.62	$38.16	$42.13
4/1/2010	6/30/2010	$45.94	$37.02	$38.99
7/1/2010	9/30/2010	$42.96	$37.44	$42.26
10/1/2010	12/31/2010	$53.07	$41.94	$52.69
1/3/2011	3/31/2011	$65.04	$52.25	$64.50
4/1/2011	6/30/2011	$65.76	$53.97	$58.78
7/1/2011	9/30/2011	$65.58	$42.80	$42.80
10/3/2011	12/30/2011	$57.67	$37.68	$52.69
1/3/2012	3/30/2012	$61.81	$52.25	$56.91
4/2/2012	6/29/2012	$58.29	$44.24	$50.40
7/2/2012	9/28/2012	$59.79	$47.94	$55.69
10/1/2012	12/31/2012	$57.47	$50.05	$54.07
1/2/2013	3/28/2013	$62.66	$54.38	$60.49
4/1/2013	6/28/2013	$63.30	$54.05	$58.18
7/1/2013	9/30/2013	$66.80	$58.29	$65.89
10/1/2013	12/31/2013	$73.74	$64.27	$68.53
1/1/2014	3/31/2014	$72.35	$63.68	$71.83
4/1/2014	6/30/2014	$84.04	$70.72	$82.28
7/1/2014	9/30/2014	$82.67	$68.26	$68.83
10/1/2014	12/31/2014	$69.68	$42.04	$47.86
1/1/2015	3/31/2015	$54.20	$41.63	$51.66
4/1/2015	6/11/2015*	$56.18	$48.35	$49.70

** This pricing supplement includes, for the second calendar quarter of 2015, data for the period from April 1, 2015 through June 11, 2015. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2015.

EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the notes, the Calculation Agent will determine the accelerated payment due and payable in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return and whether the final coupon payment is payable, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the notes directly to investors. HSBC Securities (USA) Inc. will offer the notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% per $1,000 Principal Amount of notes in connection with the distribution of the notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a note as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described herein. For example, the notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss on the receipt of cash upon maturity or an earlier sale or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the note. Any such gain or loss will be long-term capital gain or loss if you have held the note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a note generally will equal your cost of the note. If upon maturity of the notes, you receive shares of the Reference Asset (the "Underlying Shares") and cash in lieu of any fractional Underlying Share, you should generally recognize capital gain or loss equal to the difference between the amount of cash received in lieu of any fractional Underlying Share and the pro rata portion of your tax basis in the notes that is allocable to such fractional Underlying Share, based on the amount of cash received and the fair market value of the Underlying Shares received. Although no assurances can be provided in this regard, you may generally expect not to recognize any gain or loss with respect to any Underlying Shares received. You should generally have a basis in the Underlying Shares equal to your tax basis in the notes, other than any amount allocated to a fractional Underlying Share. The holding period for such Underlying Shares should start on the day after receipt. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

TABLE OF CONTENTS

Pricing Supplement

ETF Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$5,000,000 Autocallable Contingent Income Barrier Notes Linked to the SPDR® S&P® Oil & Gas Exploration and Production ETF

June 11, 2015

PRICING SUPPLEMENT